UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of Agust, 2024

EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE S.A. (EDENOR)

(DISTRIBUTION AND MARKETING COMPANY OF THE NORTH )

(Translation of Registrant's Name Into English)

Argentina

(Jurisdiction of incorporation or organization)

Av. del Libertador 6363,

12th Floor,

City of Buenos Aires (A1428ARG),

Tel: 54-11-4346-5000

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X     Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes          No  X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Empresa Distribuidora y Comercializadora Norte S.A.

By:	/s/ Germán Ranftl
Germán Ranftl
Chief Financial Officer

Date: August 6, 2024

EARNING RELEASE
Second Quarter 2024

August, 2024

edenor


edenor

Buenos Aires, Argentina, August 6, 2024 - Empresa Distribuidora y Comercializadora Norte S.A. (NYSE / BYMA: EDN) ("edenor" or "the Company") Argentina's largest electricity distributor both in terms of number of customers and energy sales, announces its results for the second quarter of 2024.

All figures are stated in Argentine Pesos on a constant currency basis, and the information has been prepared in accordance with International Financial Reporting Standards ("IFRS"), except for what is expressly indicated in the Income Statement, which is expressed at historical values.

Ticket: EDN
Ratio: 20 Shares Class B= 1ADR

Number of Shares Net of Treasury
875.3 Million of Shares | 43.8 Million of ADRs

Total Shares
906.5 Million of Shares | 45.3 Million of ADRs

Market Capitalization
ARS 880,060,732,605 | USD 659,169,867.13

Price
ARS 1005 | USD 15.05 08/05/24

Webcast Information

On Wednesday, August 7th, 2024, at 11 am Buenos Aires / 10 am New York time, the Company will host a webcast to discuss Edenor's 2Q24 results. The presentation will be given by Germán Ranftl, Edenor's Chief Financial Officer. Those interested in participating in the webcast are required to register by clicking here. Questions will be answered exclusively through the webcast system.

DATE: August 7,2024
TIME: 11 am BA / 10 am Nueva York

2Q 2024
EARNINGS WEBCAST

TO JOIN THE WEBCAST PLEASE
Click aquí

Germán Ranftl
Chief Financial Officer

Solange Barthe Dennin
Investor Relations Manager

Lucila Ramallo
Investor Relations Senior Analyst

www.edenor.com
investor@edenor.com
Tel: +54 (11) 43365511

AGENDA

- Highlights
- Regulatory Framework
- Financial Results
- Operating Indicators
- Investments
- Financial Debt
- Summary

01
HIGHLIGHTS

Continuous improvements via technology and innovation

Edelcos controlling Shareholder focused on continuing to build a sustainable business with technology and innovation.



Tariff normalization sharply improved financial outlook

Economic balance restored from February 2024 tariff adjustment.

Long-term Outlook enhanced by 5-year tariff review

Full tariff review to be completed by year-end should lead to enhanced long- term opportunities.





Transformational growth opportunities in Distribution

Adapting our distribution business to the challenges of the energy transition.

New opportunities from broader corporate scope

Potential growth could come from renewable and conventional energy generation, non-regulated businesses, such as critical minerals and others.



HIGHLIGHTS

Positive EBITDA

- ✓ EBITDA reach as of 1H24 ARS 82,650 million (being ARS 77,437 M 2Q24) considering tariff adjustment impact.

Five – Year Tariff Review

- ✓ Five-Year Tariff Review: (2025/2029) Process actively moving forward according to schedule, to be completed during 2024. Public Hearing scheduled for 10-1-24.

Financial Debt

- ✓ USD 100 M equivalent issuance of Class Notes 5 USD MEP (9.5%) and Class 6 ARS (BADLAR +7%).

Credit Ratings

- ✓ S&P, FIX Scr and Moody´s Argentina ratified the national scale credit rating.

edenor

02
REGULATORY FRAMEWORK

REGULATORY FRAMEWORK

- New tariff applicable from 02-16-24 (319.2%) with positive impact on EBITDA ARS 77,437 in 2Q24, which restored the economic balance of the Company.

- Value-Added Distribution (VAD): Monthly adjustment considering expected inflation starting in August 2024. Adjustments for the months of May, June and July will be included in the Five-Year Tariff Review.

- The National Government is gradually implementing reduction in subsidies.

- The Five-Year Tariff Review process (2025-2029) is advancing according to the planned schedule and expected to be completed during 2024.

- CAMMESA: Since April 2024, the Company has been paying 100% of its purchased energy. It also continues to pay, in a timely manner, installments due in its payment plan for past energy purchases. Likewise, it is negotiating payment plans for the additional outstanding amounts due.



edenor

03
FINANCIAL RESULTS

Results showed a significant improvement YoY, primarily reflecting the February 16, 2024 increase in the VAD of 319.2%

Edenor increased the level of investments in 2Q24 (+23% vs. 2Q23)

In million of Pesos in constant figures	**1H24	**1H23	Δ%	**2Q24	**2Q23	Δ%
Revenues	764,151	662,629	15%	436,721	341,585	28%
Energy purchases	(409,853)	(461,345)	(11%)	(219,650)	(229,478)	(4%)
Distribution Margin	**354,298**	**201,284**	**76%**	**217,071**	**112,107**	**94%**
Operating expenses	(332,617)	(317,494)	5%	(167,912)	(172,549)	(3%)
Other op. Net income	13,527	17,980	(25%)	7,085	8,184	(13%)
Asset Impairment	(17,253)	(16,780)	(3%)	(11,964)	(9,710)	(23%)
Operating Results	**17,955**	**(115,010)**	**116%**	**44,280**	**(61,968)**	**171%**
Financial Results, net	(386,296)	(290,554)	33%	(132,505)	(130,398)	2%
RECPAM*	390,197	395,521	(1%)	127,582	209,336	(39%)
Income Tax	85,724	(53,682)	260%	7,912	(34,882)	123%
Net Results	**107,580**	**(63,725)**	**269%**	**47,269**	**(17,912)**	**364%**

*Monetary gain

**International Accounting Standards: Financial information in hyperinflationary economies

edenor

Revenues: Sales rose 28% YoY in 2Q24 in constant currency to ARS 436,721 million in 2Q24. This was mainly due to the impact of the tariff adjustment plus an increase in consumption by residential customers (1.9%), which was partially offset by reduced demand registered due to lower commercial and industrial activity (-6%). The number of clients rose 1% YoY in 2Q24 to 3.3 million.

Energy Purchases: The cost of energy purchases were ARS 219,650 million (-4% vs 2Q23), which were mainly impacted by: (1) the lower demand mentioned above and (2) by the increase in the price of energy, as a result of the gradual reduction of subsidies.

Distribution Margin: Increased significantly to ARS 217,071 million in the second quarter of 2024, up 94% vs. 2Q23, mainly due to positive effects from the tariff adjustment implemented from mid-February 2024, which offset the effect of lower volumes and net higher energy costs due to reduced subsidies.

Net Financial Results: Financial expense of ARS 132,505 million in 2Q24 was up 2% vs. 2Q23 mainly due to the higher financial debt assumed in the period and the interest of CAMMESA ´s debt.

Net Results: Net profit of ARS 47,269 million was obtained in 2Q24 vs. last year's loss in 2Q23 of ARS 17,912 million. The improvement was due to the better operating results. The sharp improvement in net income occurred despite a sharp reduction in the positive effect from RECPAM vs. 2Q23.

Investments: In 2Q24, ARS 76,914 million was invested (+23% vs 2Q23). Continued strong investments underline our unwavering commitment to improving service quality, which is evident in the strong improvements that have been achieved in our Operating Indicators.

edenor

Energy sales volume in 2Q24 slightly lower than 2Q23

	6 Months 2024			6 Months 2023			Variation	
	GWh	Part. %	Customers	GWh	Part. %	Customers	% GWh	% Customers
Residential *	5.392	46,7%	2.941.140	5.693	46,7%	2.905.204	(5,3%)	1,2%
Small commercial	1.070	9,3%	333.989	1.137	9,3%	340.263	-6%	(1,8%)
Medium commercial	767	6,6%	31.427	798	6,6%	31.004	(3,9%)	1,4%
Industrial	1.763	15,3%	7.314	1.881	15,4%	7.149	(6,2%)	2,3%
Wheeling System	1.880	16,3%	769	1.991	16,4%	706	(5,6%)	8,9%
Others								
Public lighting	291	2,5%	21	304	2,5%	21	(4,0%)	0,0%
Shantytowns and others	383	3,3%	36	374	3,1%	599	2,4%	(94,0%)
Total	**11.546**	**100%**	**3.314.696**	**12.177**	**100%**	**3.284.946**	**(5,2%)**	**1%**

	2Q 2024			2Q 2023			Variation	
	GWh	Part. %	Customers	GWh	Part. %	Customers	% GWh	% Customers
Residential *	2.608	46,9%	2.941.140	2.560	45,0%	2.905.204	1,9%	1,2%
Small commercial	506	9,1%	333.989	550	9,7%	340.263	(7,9%)	(1,8%)
Medium commercial	356	6,4%	31.427	368	6,5%	31.004	(3,2%)	1,4%
Industrial	831	14,9%	7.314	892	15,7%	7.149	(6,8%)	2,3%
Wheeling System	887	15,9%	769	961	16,9%	706	(7,8%)	8,9%
Others								
Public lighting	167	3,0%	21	167	2,9%	21	(0,5%)	0,0%
Shantytowns and others	211	3,8%	36	191	3,4%	599	10,2%	(94,0%)
Total	**5.565**	**100%**	**3.314.696**	**5.689**	**100%**	**3.284.946**	**(2,2%)**	**1%**

*2Q24: 829.209 customers benefited from Social Tariff

In 2Q24, energy sales volume totaled 5,565 GWh (-2.2% vs 2Q23). Although there was an increase in consumption by residential customers of 1.9% in the period, this was more than offset by the 6.0% decrease recorded in demand from businesses and industries.

Edenor's customer base reached 3.3 million customers (+1% vs 2Q23), due mainly to an increase in residential customers. These increases reflected greater market discipline measures and the installation of 3,890 energy meters in the second quarter 2024, which were intended to convert clandestine connections into formal participants in the electricity system.

OPERATING EXPENSES

edenor

In million of pesos in constant figures	1H24	1H23	Δ%	2Q24	2Q23	Δ%
Salaries, social security taxes	(95,564)	(90,988)	5%	(47,932)	(48,438)	(1%)
Pensions Plans	(8,113)	(7,545)	8%	(3,562)	(3,358)	6%
Communications expenses	(4,523)	(4,199)	8%	(2,605)	(2,252)	16%
Allowance for the imp. of trade and other receivables	(3,931)	(10,320)	(62%)	(3,407)	(7,013)	(51%)
Supplies consumption	(15,351)	(13,001)	18%	(7,301)	(6,541)	12%
Leases and insurance	(2,210)	(2,405)	(8%)	(1,394)	(1,038)	34%
Security service	(5,018)	(4,546)	10%	(2,973)	(2,361)	26%
Fees and remuneration for services	(73,771)	(73,232)	1%	(43,851)	(38,513)	14%
Amortization of assets by right of use	(3,859)	(2,423)	59%	(1,935)	(1,193)	62%
Public relations and marketing	(4,415)	(5,119)	(14%)	(2,262)	(2,199)	3%
Advertising and sponsorship	(2,274)	(2,637)	(14%)	(1,164)	(1,132)	3%
Depreciation of property, plant and equipment	(60,836)	(61,224)	(1%)	(31,222)	(33,217)	(6%)
Directors and Sup. Committee members' fees	(161)	(80)	101%	0	25	(100%)
ENRE penalties	(42,671)	(29,871)	43%	(11,713)	(19,879)	(41%)
Taxes and charges	(9,737)	(9,738)	(0%)	(6,525)	(5,385)	21%
Other	(180)	(162)	11%	(93)	(70)	34%
Total	**(332,617)**	**(317,494)**	**5%**	**(167,912)**	**(172,549)**	**(3%)**

Operating expenses decreased 3%.

Operating expenses for 2Q24 decreased 3% YoY to ARS 167,912 million. This is mainly due to lower regulatory fines and lower impairments for receivables, which were partially offset by higher Fees and Remuneration for Services.

At the end of June 2024, collectability was 94.76%, resulting in a period-end accrued bad debt of ARS 22,799 million.

edenor

EBITDA

Significant improvement due to positive impact of tariff adjustment and lower energy losses.

In million of Pesos in constant figures	1H24	1H23	Δ%	2Q24	2Q23	Δ%
Net operating Results	17,955	(115,010)	116%	44,280	(61,968)	171%
Depreciation of property, plant and equipment+ Amortization	64,695	63,647	2%	33,157	34,410	(4%)
EBITDA	**82,650**	**(51,363)**	**261%**	**77,437**	**(27,558)**	**381%**

- Second quarter EBITDA was a positive result of ARS 77,437 million, a sharp swing from last year's loss of ARS 27,558 million.

- The main factors driving the improvement were the following:
  - Positive impacts higher revenues that resulted from the tariff adjustment (implemented 02/16/2024).
  - Further reduction in energy losses (14.9% in 2Q24 VS 15.3% in 2Q23).

04
OPERATING RESULTS

edenor

SAIDI hours / year / customer


31.5
27.7
33.0
26.6
25.8
27.6
30.3
28.9
22.7
26.3
15.9
21.8
12.2
13.7
10.7
10.4
10.0
10.0
8.6
8.2
8.7
-74%
-13%
2012
2013
2014
2015
2016
2017
2018
2019
2020
2021
2022
2023
jun-24
Actual
Required

SAIFI times / year /customer


8.6
8.0
9.5
8.9
8.7
9.0
9.7
9.1
6.9
8.4
6.2
7.4
4.6
6.0
4.1
5.4
3.6
5.2
3.4
5.2
3.6
-62%
-31%
2012
2013
2014
2015
2016
2017
2018
2019
2020
2021
2022
2023
jun-24

The investment plan executed in recent years continues to show results that reflect the important and continuous improvement in recent years in service quality, by reducing the duration and frequency of outages since 2014, and thus exceeding the established regulatory requirements.

Quality standards are measured based on the duration and frequency of service outages using SAIDI and SAIFI indicators.

At the end of the second quarter of 2024, the SAIDI and SAIFI indicators showed 8.7 hours and 3.6 average outages per client, respectively, in the period, both close to record lows and registering improvements of 74% and 63% , respectively, compared to 2014.

This recovery in service is mainly due to the strong investments that the Company has made over the last decade. These investments have been focused on implementing improvements in operational processes and the adoption of technology applied to the operation and management of the network.

edenor


16.0%
14.5%
15.3%
14.9%
15.3%
14.9%
1Q
2Q
3Q
4Q
2023
2024

LTM energy losses as of June 2024 were 14.9%.

Driving Innovation and Efficiency in Loss Mitigation:

Our dynamic multidisciplinary teams remain steadfastly dedicated to pioneering novel solutions in the battle against energy losses. This collaborative effort has been further fortified by the resolute execution of Market Discipline (DIME) initiatives, aimed at curtailing losses.

Leveraging the potency of analytical and artificial intelligence tools, we have strategically optimized inspection routes, augmenting their efficacy. The mission of DIME actions remains resolute: identifying and rectifying irregular connections, thwarting fraud, and curbing energy pilferage.

Measurable Strides in Inspection and Detection:

From April to June 2024, a substantial total of 81,309 inspections were conducted on Tariff 1 (Residential and General users), which showed an efficiency rate of 50.8%. This stands in comparison to the same period in the prior year when 83,864 inspections yielded a higher efficiency rate of 49.8%.

In addition, the installation of 3,890 Integrated Energy Meters (MIDE) during second quarter 2024 attests to our commitment to modernizing energy monitoring mechanisms.

Recovery Initiatives and Redefining Balance:

Our endeavors extend beyond detection as we diligently restore energy integrity. Beyond the normalization of MIDE meter-equipped customers, our reach extends to clandestine customers with conventional meters.

Augmenting these efforts, a novel energy balance system has been meticulously implemented, complemented by the advent of micro-balances in private neighborhoods. Despite our tenacious endeavors, there have been cases of repeat fraud in many client groups.

edenor

05
INVESTMENTS

CAPEX

- Edenor´s Capital Expenditures for 2Q24 were **ARS 76,914 M (+23% VS 2Q23)** with accumulated CAPEX of ARS 136,012 M as of 1H24



ARS 76,914 M
+23%
ARS 62,679 M
7,224
7,443
62,247
7,616
8,365
46,698
2Q24
2Q23
Electricity Related Activities
Non-electric investments
Proyects Staff Cost



1%
7%
10%
82%
New Supplies
Network Structure
Energy Recovery
Others

- New **TRUJUI** 220/13.2 kV 2x80MVA Substation: In service.
- New **GARIN** 132/13.2 kV 2x40 MVA Substation: In service.
- **SAN ALBERTO** 132/13.2 kV Substation Extension from 2x40 MVA to 2x80 MVA: In Service.
- Renewal of 220 kV underground cable (4.3 km) N°46 **MALAVER – PI-MALAVER**: In Service.
- New underground electrical pipelines 132 kV (11 km) **PANTANOSA – AEROCLUB**: In service
- Decommissioning of the 27.5 kV **NEWBERY** Substation with new facilities and connection to the COLEGIALES Substation: Moved to the 1st semester 2025
- 132 kV bus expansion at **ZAPPALORTO** Substation. In service: Moves to 1st semester 2025.
- New underground pipeline 132 kV (8.75 km) **ZAPPALORTO – MERLO:** In service: Moved to 1st semester 2025.
- New Lowering Center **PUERTOS DEL LAGO** 33/13.2 kV 2x20 MVA. In service: Moves to 1st semester 2025.

edenor

06
FINANCIAL DEBT

INDEBTEDNESS AND RATINGS

Notes Class 5
Ago-28

- Amount: USD 82 Million
  - USD 7 Million (Exchange Class 2 - 24% acceptance)
  - USD 75 Million (New Money)
- Rate: 9.50%
- Interest Payment: Biannual
- Amortization: Bullet

Notes Class 6
Ago-25

- Amount: ARS 17,313 Million (Eq USD 18.6 Million)
- Rate: BADLAR +700 Basis Points
- Interest Payment: Quarterly
- Amortization: Bullet

	S&P Global	Moody's	FixScr FitchRatings
LT National Scale	raB	BBB+.ar/REV	A(arg)
ST National Scale	raB	BBB+.ar/REV	A1(arg)
LT Global Scale	CCC	Caa3	-

	Notes Class 1	Notes Class 2	Notes Class 3	Notes Class 4	Notes Class 5	Notes Class 6	TOTAL USD
Amount (Million)	55	21	96	24,398 (USD 28.6)	82	17,313 (USD 18.6)	301 M
Currency	USD	USD	USD	ARS	USD	ARS	
Type	Social	Std	Std	Std	Std	Std	
Maturity	may-25	nov-24	nov-26	mar-25	ago-28	ago-25	
Rate	9,75	9,75	9,75	BADLAR +300 Basic Points.	9,5	BADLAR +700 Basic Points.	
Interest Payment	Biannual	Biannual	Biannual	Quarterly	Biannual	Quarterly	
Law	Nueva York	Argentina	Argentina	Argentina	Argentina	Argentina	

Notes: Moody's Argentina national scale rating under review. The rest with a stable outlook.* The Class 5 Notes have been rated "A(arg)" by Fix Scr S.A. The Class 6 Notes have been qualified "A1(arg)" by Fix Scr S.A.

FINANCIAL DEBT

Senior Notes

Financial Debt as of 2Q24
(In million of USD)


Class 3&4
Class 2
Class 1
85
30
55
115
60
55
207
124
27
55
27
27
84
29
55
96
96
2022
2023
2Q24
2024
2025
2026

Proforma Financial Debt as of 2Q24
(In million of USD)


Class 5&6
Class 3&4
Class 2
Class 1
85
30
55
115
60
55
300.5
100,5
124
21
55
21
21
102.6
18,6
29
55
96
96
82
82
2022
2023
2Q24
2024
2025
2026
2028

edenor

07
SUMMARY

SUMMARY

edenor

Positive EBITDA

✓ EBITDA reach as of 1H24 ARS 82,650 million (being ARS 77,437 M 2Q24) considering tariff adjustment impact.

Five – Year Tariff Review

✓ Five-Year Tariff Review: (2025/2029) Process actively moving forward according to schedule, to be completed during 2024. Public Hearing scheduled for 10-1-24.

Financial Debt

✓ USD 100 M equivalent issuance of Negotiable Obligations Class 5 USD MEP (9.5%) and Class 6 ARS (BADLAR +7%).

Credit Ratings

✓ S&P, FIX Scr and Moody´s Argentina ratified the national scale credit rating.

Empresa Distribuidora y Comercializadora Norte S.A. (edenor) is the largest electricity distribution company in Argentina in terms of number of customers and electricity sold (in GWh).

Through a concession, edenor distributes electricity exclusively in the northwest of Greater Buenos Aires and in the northern area of the City of Buenos Aires, to 3.3 million customers (a population of approximately 9 million inhabitants) in an area of 4,637 square kilometers. In 2Q24, edenor sold 5,565 GWh of electricity and purchased 6,548 GWh (including demand from the toll system), registering revenues for 2Q23 of ARS 436,721 million. Net earnings for the second quarter 2024 were a profit of ARS 47,269 million.

INVESTOR RELATIONS CONTACTS

German Ranftl | Chief Financial Officer

Solange Barthe | Investor Relations Manager

Lucila Ramallo | Investor Relations Senior

investor@edenor.com | Tel. +54 (11) 4346 5511

Condensed Interim Statement of Comprehensive Income

The six-month period ended on June 30, 2024 and 2023

Values expressed on a constant currency basis

In millon of Argentine Pesos in constant figures	06.30.2024 AR$	06.30.2023 AR$
Revenue	764,151	662,629
Energy Purchases	(409,853)	(461,345)
Distribution Margin	**354,298**	**201,284**
Transmission and distribution expenses	(186,287)	(179,596)
Gross Profit	**168,011**	**21,688**
Selling expenses	(87,583)	(84,681)
Administrative expenses	(58,747)	(53,217)
Other operating income	13,569	17,964
Other operating expense	(17,253)	(16,780)
(Loss) income from interest in join ventures	(42)	16
Operating Result	**17,955**	**(115,010)**
Financial income	531	159
Financial cost	(194,895)	(316,521)
Other financial results	(191,932)	25,808
Net financial costs	**(386,296)**	**(290,554)**
RECPAM	390,197	395,521
Income (Loss) before taxes	**21,856**	**(10,043)**
Income tax	85,724	(53,682)
Income (Loss) for the period	**107,580**	**(63,725)**
Basic and diluted earnings Profit (Loss) per share:		
Income (Loss) per share (argentine pesos per share)	122.95	(72.83)

Condensed Interim Statement of Comprehensive Income

The six-month period ended on June 30, 2024 and 2023

Values expressed at historical values

In millon of Argentine Pesos at histórical values	06.30.2024 AR$	06.30.2023 AR$
Revenue	677,302	152,412
Energy Purchases	(359,348)	(105,695)
Subtotal	**317,954**	**46,716**
Transmission and distribution expenses	(119,537)	(30,907)
Gross Profit	**199,399**	**15,810**
Selling expenses	(68,858)	(18,212)
Administrative expenses	(45,274)	(10,664)
Other operating expense, net	(2,744)	413
Operating Result	**82,523**	**(12,654)**
Financial income	473	42
Financial expenses	(172,630)	(74,477)
Other financial expense	(163,685)	8,413
Net financial expense	**(335,842)**	**(66,021)**
Profit (Loss) before taxes	**(254,300)**	**(78,676)**
Income tax	46,021	(2,391)
Profit (Loss) for the period	**(208,279)**	**(81,067)**
Basic and diluted earnings Profit (Loss) per share:		
Income (Loss) per share (argentine pesos per share)	(238.03)	(92.65)

Condensed Interim Statement of Financial Position

The six-month period ended on June 30, 2024 and December 31, 2023

Values expressed on a constant currency basis

In million of Argentine Pesos in constant figures	06.30.2024 AR$	12.31.2023 AR$
ASSETS		
Non-current assets		
Property, plant and equipment	2,362,152	2,285,486
Interest in joint ventures	69	102
Right-of-use asset	5,778	6,364
Other receivables	3	4
Total non-current assets	**2,368,032**	**2,294,356**
Current assets		
Inventories	106,157	71,576
Other receivables	44,320	61,206
Trade receivables	200,510	110,723
Financial assets at fair value through profit or loss	175,491	148,542
Cash and cash equivalents	1,534	16,410
Total current assets	**619,025**	**417,459**
TOTAL ASSETS	**2,987,057**	**2,712,415**

	06.30.2024 AR$	12.31.2023 AR$
EQUITY		
Share capital	875	875
Adjustment to share capital	612,152	612,776
Additional paid-in capital	8,530	8,480
Treasury stock	31	31
Adjustment to treasury stock	13,106	13,140
Cost treasury stock	(50,282)	(50,232)
Legal reserve	42,464	42,464
Voluntary reserve	411,222	411,222
Other comprehensive loss	(6,234)	(6,234)
Accumulated losses	(136,016)	(240,536)
TOTAL EQUITY	**896,498**	**788,868**
LIABILITIES		
Non-current liabilities		
Trade payables	2,189	2,872
Other payables	359,264	285,702
Borrowings	85,016	79,720
Deferred revenue	24,894	24,223
Salaries and social security payable	5,560	4,403
Benefit plans	11,323	8,645
Deferred tax liability	714,862	860,561
Provisions	13,498	17,727
Total non-current liabilities	**1,277,145**	**1,284,057**
Current liabilities		
Trade payables	531,374	433,158
Other payables	106,185	52,744
Borrowings	130,193	91,078
Deferred revenue	50	90
Salaries and social security payable	26,072	41,084
Benefit plans	578	1,039
Tax liabilities	3,812	8,939
Provisions	6,850	5,158
Total current liabilities	**813,414**	**639,490**
TOTAL LIABILITIES	**2,090,559**	**1,923,547**
TOTAL LIABILITIES AND EQUITY	**2,987,057**	**2,712,415**

Condensed Interim Statement of Cash Flows

The six-month period ended on June 30, 2024 and 2023

Values expressed on a constant currency basis

In millon of Argentine Pesos in constant figures	06.30.2024 ARS	06.30.2023 ARS
Cash flows from operating activities		
Income (Loss) for the period	107,580	(63,725)
Adjustments to reconcile net (loss) profit to net cash flows provided by operating activities:	(15,095)	27,495
Changes in operating assets and liabilities:		
Increase (Decrease) in trade receivable	(213,797)	(135,802)
Increase (Decrease) in trade payables	183,804	265,452
Increase in salaries and social security payable	4,847	754
Others	4,941	(40,449)
Net cash flows provided by operating activities	**72,280**	**53,725**
Net cash flows used in investing activities	**(190,572)**	**(75,016)**
Net cash flows generated by financing activities	**75,400**	**22,900**
Increase (Decrease) in cash and cash equivalents	**(42,892)**	**1,609**
Cash and cash equivalents at beginning of year	16,410	9,125
Exchange differences in cash and cash equivalents	1,529	5,376
Result from exposure to inflation	(31)	(63)
Decrease (increase) in cash and cash equivalents	(42,892)	1,609
Cash and cash equivalents at the end of the period	**(24,984)**	**16,047**
Supplemental cash flows information		
Non-cash activities		
Acquisitions of advances to suppliers,property, plant and equipment through increased trade payables	(9,673)	(6,107)
Acquisitions of advances to suppliers, rights- of- use assets through increased trade payable	(3,273)	1,278

DISCLAIMER

edenor

The material that follows is a presentation of general background information about Edenor as of the date of the presentation. It is information in summary form and does not purport to be complete. No representation or warranty, express or implied, is made concerning, and no reliance should be placed on, the accuracy, fairness, or completeness of this information.

This presentation contains forward-looking information and statements. Forward-looking statements are statements that are not historical facts. These statements are only predictions based in our current assumptions, expectations and projections about future events. Forward-looking statements may be identified by the words "believe," "expect," "anticipate," "target," or similar expressions. While Edenor's management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and are generally beyond the control of Edenor, which could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements."

Further, if Edenor's actual results are less favorable than those shown in the projections or if the assumptions used in the projections prove to be incorrect, Edenor may not be able to make dividend payments in the amount forecasted, or at all. Edenor undertakes no obligation to publicly update its forward-looking statements, whether as a result of new information, future events, or otherwise, nor makes any representation or warranty, expressed or implied, as to the accuracy or completeness of the information contained herein, and nothing contained herein is, or shall be relied upon as a promise or representation. Management is not making and you should not infer any representation about the likely existence of any particular future set of facts or circumstances.

This presentation does not constitute or form part of, and should not be construed as, any offer or invitation to subscribe for, underwrite or otherwise acquire, any securities of Edenor nor should it or any part of it form the basis of, or be relied on in connection with, any contract to purchase or subscribe for any securities of Edenor. Persons who intend to purchase or subscribe for securities of Edenor in any potential future offering are reminded that any such purchase or subscription may be made solely on the basis of the information contained in the prospectus or offering circular in connection with such proposed offering. In particular, this presentation and the information contained herein are not an offer of securities for sale in the United States.

The market and competitive position data, including market forecasts, used throughout this presentation was obtained from internal surveys, market research, publicly available information and industry publications. Although we have no reason to believe that any of this information or these reports are inaccurate in any material respect, we have not independently verified the competitive position, market share, market size, market growth or other data provided by third parties or by industry or other publications. Edenor does not make any representation as to the accuracy of such information.